EXHIBIT 99.1

B Communications Ltd.

Rating for Series B	B1.il	Stable
Rating for Series C	Caa2.il	Stable
Provisional Rating for Series C	(P)Caa2.il	Stable

Midroog announces that it is removing its ratings for Debentures (Series B and C) issued by B Communications Ltd. (the “Company” or “BCom”) from its watch list and is upgrading the rating for Series B from Caa2.il to B1.il. Midroog affirms its rating of Caa2.il for Series C. Rating outlook is stable. The ratings for the Series are removed from the watch list due to our high degree of certainty regarding the conclusion of the debt settlement arrangement, based on the approved arrangement outline Midroog further sets a provisional rating (P) of Caa2.il for Debentures (Series C), based on their terms following the debt settlement arrangement, and sets the same rating for Debentures (Series C) that the Company will issue by way of expansion of the Series for an amount of up to NIS 310 million par value. Rating outlook is stable. Once the debt settlement is completed in accordance with the settlement plan, Midroog with remove the rating from being indicated as provisional.

Breakdown of the Company’s Outstanding Debentures rated by Midroog:

Debentures Series	Security	Rating	Rating Outlook	Date of Final Repayment *
B	1120872	B1.il	Stable	March 31, 2019
C	1139203	Caa2.il	Stable	November 30, 2024

*   Original final repayment dates of the debentures, based on the Deed of Trust.

Principal Considerations for Rating

Given the high degree of certainty that the debt settlement approved by the relevant parties will be completed and is expected to be implemented soon, we remove defaulted Debentures Series B and C from the watch list and set their rating, in accordance with the methodology for rating debt instruments and issuers in default, and impaired debt instruments, as follows:

Debentures Series B are in default and are expected to be redeemed in full by the time the debt settlement is completed. Upgrading of the Debentures Series B rating from Caa2.il to B1.il reflects our assessment for full rebound (100%) of the debt on the date of the debt settlement and full redemption of Debentures Series B in accordance with the debt settlement plan, including accrued interest. We also emphasize that our previous assessment was of a relatively high rebound rate of over 85% for Debentures Series B, however the previous rating also reflected the uncertainty regarding the settlement arrangement and its timing. The improvement in our assessment of the rebound rate of Debentures Series B is due to the fact that we deducted the expenses for the debt settlement, which the Company claims it financed.

Default Debentures Series C are expected to be partially repaid under the debt settlement arrangement, and will continue to exist after the debt settlement is completed under terms and conditions different to the original terms. The Caa2.il rating for Debentures Series C reflects our assessment for 90% rebound rate by the date of the debt settlement, based on the settlement plan, similar to our previous assessment. Our assessment for the rebound rate of Debentures Series C is based on the partial early repayment of Series C under the settlement arrangement, and we assumed the financial value of the debentures at their value at time of the transaction, the arrears interest rate in accordance with the terms and conditions of the debentures, and the settlement costs. The expected rebound rate for Debentures Series C is in the upper range of the current rating.

We also set a provisional rating (P)Caa2.il for Debentures Series C, based on their terms once the arrangement is completed, as well as for the allotment of new Debentures Series C in an amount of up to NIS 310 million. Once the debt settlement is completed in accordance with the settlement plan, Midroog with remove the rating indication as provisional.

The provisional (P)Caa2.il rating for Debentures Series C was determined using the methodology for rating of holding companies to replace the methodology for rating of debt instruments and issuers in default and impaired debt instruments, given that we assess the probability that the Company will default in the short term to be low, once the debt settlement is completed. Nonetheless, in our estimation the Company’s credit risk remains very high and we do not exclude the possibility of an additional debt settlement arrangement in the medium to long term. The provisional (P)Caa2.il rating for Debentures Series C is based on the following main considerations: 1) The Company’s financing is based on a single base asset, with high credit quality, but in a downward trend as reflected in the Bezeq rating of Aa2.il with negative outlook. Bezeq is facing heavy competition in all operating segments and ongoing erosion of its revenues and profitability. As a result, Bezeq has adopted a multi-annual streamlining plan and also canceled the distribution policy. Furthermore, given its heavy write-offs, Bezeq is unable to distribute profits in the next two years. In view of this, we estimate the outlook for dividends from Bezeq to be very poor in the foreseeable future; 2) The Company’s financial debt will only be moderately decreased by the debt arrangement, leaving BCom highly exposed to the market value of Bezeq shares, in particular due to the financial covenants set for the Company for the next two years. The net proforma debt for the debt settlement to share value ratio (LTV) at the average Bezeq share price over the last 30 trading days was about 84%, with Bezeq’s share price rising in the last few days and based on its latest market value, this ratio is 72%. According to Midroog’s baseline scenario, which does not expect dividends from Bezeq in the coming two years, and without any other certain source, we expect the Company’s net debt to increase annually by its annual uses, which are estimated at NIS 70-80 million. 3) Refinancing risk is very high, based on the new repayment schedule subsequent to the debt settlement, postponing full repayment of the debt principle to a single payment in 5 years’ time, on the assumption that this will be a sufficiently long period for reviewing the various alternatives based on developments in Bezeq’s value. We take into account that BCom’s capital raising interest rate will be significantly higher than the coupon rate set in the debt settlement, which will incur heavy financing costs for the Company if it seeks to refinance its liabilities. In our estimation, this situation causes high uncertainty with regard to its ability to reschedule the debt and increases credit risk considerably.

The Company is expected to pledge its entire holding of Bezeq’s shares for the benefit of Debentures Series C (as well as Series D). Midroog did not attribute any rating benefit to Debentures Series C with respect to this collateral because the Company’s entire outstanding debt is expected to be secured by the same collateral and also due to the high correlation between the credit risk of the debentures and the value of the collateral.

Rating Outlook

The stable rating outlook is due to our estimate of the high certainty that the debt settlement arrangement will be concluded in accordance with the terms set and our assessment regarding the probability of Midroog’s baseline scenario with respect to the Company’s resources and uses during the years 2020-2021.

Factors that may affect the rating outlook:

●	Decrease in the Company’s financial debt in a way that will improve the Company’s leverage base

●	Improvement in our assessment of the outlook for dividends from Bezeq

●	Improvement of certainty regarding long-term resources for debt repayment (lump sum payment)

Factors that may cause downgrading of the rating:

●	Continued erosion in the value of the Company’s underlying asset and an increase in the Company’s leverage ratio

●	Impairment of the Company’s liquidity and debt service ratio in addition to our current estimates

Breakdown of the main considerations for the provisional rating

The debt arrangement provides the Company with significant resources, but the decrease in debt is moderate as half of the income is from debt.

The debt arrangement that is expected to come into force on December 2, 2019 between Searchlight Capital Partners, LP (“Searchlight”) and TNR Investments, and the Company and its parent company Internet Gold - Golden Lines Ltd. (“Internet Zahav”) is expected to provide the Company resources in the amount of NIS 640 million, of which NIS 330 million is capital investment and NIS 310 million is from the allotment of Debentures Series C to Internet Zahav. These resources will be added to the Company’s cash reserves at the time of the settlement, which is expected to amount to NIS 700 million. In addition, the Company is exploring additional debt raising through the issue of new debentures Series B to be offered to holders of Debentures Series C only, or alternatively through a private placement for classified investors. Midroog did not take this source int account because of the uncertainty regarding the Company’s ability to succeed and raise additional sources beyond the sources set out in the arrangement.

Under the terms of the debt arrangement, the Company will repay the outstanding balance of Debentures Series B in the amount of NIS 243 million (including accrued interest and without interest on arrears, which is not part debentures Series B terms and conditions). The Company will also make early repayment for holders of Debentures Series C in an amount of NIS 720 million, which includes the original repayments of Debentures Series C principle for 2020 - 2022 and 65% of the original repayment for 2023, as well as accrued interest on Debentures Series C at the nominal coupon rate, without interest on arrears. In addition, the Company will issue new Debentures Series D to holders of Debentures Series C against 35% of the original repayment for 2023. The proforma balance of the Company’s cash after completion of the foregoing debt settlement, including the costs of the debt settlement proceedings and current expenses, is expected in our estimate to amount to NIS 400 million.

The Company’s net financial debt on the eve of closing the transaction is expected to amount to NIS 1.75 billion (balance of the principle without accrued interest) and after the completion of the transaction to amount to NIS 1.53 billion (including the allocation of Debentures Series C to Internet Zahav), a decrease of NIS 220 million. Interest on Debentures Series C is expected to drop from 4.85% to 3.85%. As part of the arrangement, the Company will place, in favor of the debenture holders (Series C and D), a first-degree lien on all Bezeq shares held, directly and indirectly, by the Company as well as the rights in the bank accounts through which the shares are pledged. In addition, the transaction will include changes in the Company’s existing financial covenants and deferral of the new covenants.

Sole holding of a strong base asset with poor dividend outlook

BCom’s main asset is a 26.34% stake in the share capital, of Bezeq - The Israel Telecommunication Corporation Ltd. (“Bezeq”, Aa2.il with negative outlook), which is the core of Bezeq’s controlling interest. The Company has the right to appoint 3 directors to the board of directors of Bezeq, which currently consists of 8 directors, and has certain veto rights as part of the appointment of 2 independent directors. We believe that although the Company has control of Bezeq, the scope of its impact on strategy and policy is limited. In our assessment, the heavy losses that Bezeq recorded in the fourth quarter of 2018 and the writing off of the tax asset in the second quarter of 2019 are expected to prevent distribution of dividends from Bezeq to its shareholders at least until mid-2021. Midroog assumes that Bezeq’s free cash flow for 2020-2021 will continue to be significant, in a volume of NIS 500 to NIS 800 million per year, depending on the volume of capital investment and its employee voluntary redundancy plans. However, Bezeq’s free cash flow is negative and is expected to continue thus, given the continuing decline in Bezeq’s revenue due to the fierce competition and structural changes in the telecommunications market. We also take into account Bezeq’s policy of reducing financial debt against the background of the challenges and changes in the industry, and in light of this, Bezeq’s dividend outlook is considered to be poor.

High refinancing risk in five years’ time and uncertainty with regard to debt service resources

Based on the new settlement schedule once the debt settlement is concluded, full repayment of the Company’s debt in the amount of NIS 1.93 billion was deferred to a lump sum payment on November 30, 2024, by which time the Company will be required to refinance its liabilities or alternatively, dispose of assets or act to obtain capital input. In our assessment, this repayment schedule carries a high rescheduling risk, given the level of such lump sum repayment, and also in view of our baseline scenario assessment that the net financial debt is expected to grow over the coming years. There is also a risk regarding the level of rescheduling interest rates, as we believe that the current coupon interest on the debt arrangement is not an indication of the Company’s borrowing interest rate, and therefore further debt rescheduling or borrowing, at least in the coming years, will affect current cash flow.

High level of leverage and financial covenants expose the Company to Bezeq’s market power

The covenants set for the Company under the terms of Debentures Series C after the settlement requires that the Company’s net financial debt to market value of the Company’s holding of Bezeq shares ratio (“LTV”) not exceed 80% during two consecutive quarters, as of the end of 24 months from the date of settlement, and from December 1, 2023 through to full redemption of the debentures, LTV may not exceed 75%. The LTV ratio based on an average price in the last 30 trading days1 of Bezeq’s shares and proforma for completing the transaction was 84%, and based on the last trading day, the LTV ratio was 72%. Without assuming any change in the price of Bezeq’s shares in the coming years, on a lenient assumption stemming from uncertainty regarding the market value of Bezeq shares in the medium and long term, the LTV ratio is expected to erode in the coming years as a result of the expected decline in the Company’s cash reserves. Midroog estimates that the high exposure to market value due to the foregoing financial covenant increases the Company’s credit risk and the probability of it breaching the financial covenant in the medium to long term.

1    Average 30 days trading through to December 21, 2019

The settlement schedule defers the repayment of the debt principle; however, the cash balance decreases each year against interest payments

As stated above, the Company’s proforma cash balance after completion of the arrangement is expected to amount to approximately NIS 400 million, without assuming capital raising with Series E debentures or other capital raising over and above the resources as provided in the arrangement above. Despite the relatively high cash balances required for debt service needs over the next two years, in view of the settlement schedule, Midroog estimates the Company’s liquidity to be weak due to a deficit in cash flow, that will lead to sustained reduction in the Company’s cash balances. Midroog estimates that the Company’s annual uses is expected to amount to NIS 80-90 million, which is mainly due to the payment of interest to the bondholders. These amounts will be withdrawn from the liquid balances and, in the absence of any other certain source, net financial debt is expected to increase each year. In this context, we note that following the amendment to the Bezeq control permit BCom received in February this year, the controlling shareholders of BCom may lower the minimum control rate in BCom to 35%, instead of the 50% rate prior to the amendment in the control permit. In our opinion, this change may give the Company some flexibility in the future for issuing share capital. At the same time, once the arrangement is completed, the new controlling shareholders are expected to hold over 70% of BCom’s shares - still far from the holding rate limit.

In Midroog’s baseline scenario, which does not assume distribution of dividends by Bezeq in 2020-2021, the Company will be required to raise resources in 2022-2023, due to depletion of its liquid balance, which is expected at the end of 2023, without additional external sources, to amount to NIS 50 million. While this is a sufficiently long period to prepare for raising capital, at this time the Company’s ability to refinance debt seems very low. Midroog assesses the Company’s financial flexibility to be very weak, based on the high level of leverage on the underlying asset. This is due to the financial covenant that exposes the Company to the market value of Bezeq shares, given full encumberment on its assets and the limitations that apply to it under the Deeds of Trust, and due to its shaky accessibility to the capital market following the debt arrangement.